UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-31714

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of registrant as specified in its charter)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

+44 20 7802 4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing two ordinary shares of BHP Group Plc

Guarantees of BHP Group Plc of 3.850% Senior Notes due 2023*

Guarantees of BHP Group Plc of 4.125% Senior Notes due 2042*

Guarantees of BHP Group Plc of 5.000% Senior Notes due 2043*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

American Depositary Shares:	0

Guarantees of BHP Group Plc of 3.850% Senior Notes due 2023*:	71
Guarantees of BHP Group Plc of 4.125% Senior Notes due 2042*:	48
Guarantees of BHP Group Plc of 5.000% Senior Notes due 2043*:	72

*	BHP Billiton Finance (USA) Limited is the issuer of the debt securities in respect of which the above guarantees were given by BHP Group Plc.

Pursuant to the requirements of the Securities Exchange Act of 1934, BHP Group Plc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 2, 2022

BHP GROUP PLC

By:	/s/ Stefanie Wilkinson
Name: Stefanie Wilkinson
Title: Company Secretary